Mark Lehman, CEO
As recorded 10/3/17

OPEN
I'm excited to introduce you to the company and your opportunity to be part of it. Cloud Cover is a SaaS . . . software as a service . . . a business model that streams background music and messaging solution to business - - - ranging from restaurants to convenience stores . . . major hotels and doctor's offices. We already serve thousands of locations and our monthly revenue has doubled in the the last nine months. We can address 12 million locations in North America, creating very valuable business.

Now let's meet some of the senior staff . . .

James Birch, Founder, Chief Strategy Officer
As recorded 10/3/17

I founded Cloud Cover Music five years ago because the existing music services were obsolete. Online tools and the cloud changed the business model . . . just like in banking and travel. Stores had started using streaming services like Pandora . . . but this was illegal without public performance music licenses.

Using the latest digital tools, we built a new legal music service just for business. We launched a software platform that was half the price while delivering robust profits. In just minutes from signing up, any business can be streaming music with its own promotional messages.

Whether you're a single location or a retail chain w/ thousands of stores, Cloud Cover has a solution for you.

Stuart Larking, CTO (on camera GFX id)

What looks like a simple streaming music platform actually has a lot unique software . . . with patents pending. It's my challenge to keep it simple for our customers while we keep adding features and expand it to serve millions of locations. It's a challenge I enjoy because I've led development teams and created software used by most of the Fortune 500.

We deliver the service three ways.
- Using a computer such as a laptop or a desktop, perhaps a point of sale.
- Or a phone or tablet, either iOS or Android.
- Or through our proprietary Cloud Box which is purposely designed to be a set and forget tamper free device.

Besides streaming music, all these delivery alternatives provide management tools and analytics. In all cases we're delivering 99.99% uptime for our customers. And my team works hard to keep it that way.

Ryan Vig, Product Manager, Musicologist

While Stu and his team make sure the service is great, it's my team's job to make sure the music is great. We curate stations from hundreds of thousands of songs in our library. And that it helps business meet their goals - - - while being clean from offensive lyrics or inappropriate language.

Our team works hard to provide something for everyone, from Mozart to Metallica . . . Latin to Canadian . . . from classic to contemporary. And all tailored to business needs.

Mark Lehman (CLOSE)
As recorded 10/3/17

That's it. All the making of a price disruptive, self serve software music and messaging model. We match solutions to our customers' objectives . . . whether its reducing perceived wait times in restaurant ques or hotel check outs . . . to influencing shoppers in luxury stores to linger longer and buy more . . . to delivering targeted messages that drive impulse sales of retailers . . . Cloud Cover has the solution.

 We invite you to consider an investment in Cloud Cover Music. More than 4 million people a day hear music and messages streamed by Cloud Cover.

We plan to use your funds to drive this rapid expansion creating a highly profitable company. We'd love to have you along for the ride.